Bradford & Bingley

03 NOV 12 AM 7:21

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

03037268

Tel. 01274 806106

3 November 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dlw 11/12

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

31 October 2003

Bradford & Bingley acquires additional £106m loan portfolio from GMAC-RFC

Bradford & Bingley plc is pleased to announce that Mortgage Express, its wholly-owned subsidiary, has today completed the purchase of an additional mortgage loan portfolio from GMAC-RFC for a consideration of around £106m. The purchase is being funded from Bradford & Bingley's existing resources.

The portfolio has an average loan size of £89,000 and an average loan to value ratio of 68%. All the loans are secured on UK residential property. The portfolio intentionally includes customers with lower credit characteristics than previous portfolios acquired from GMAC-RFC. The Group will closely monitor the credit performance of this portfolio against the higher returns it offers.

Ends

Note to editors

This transaction is in addition to the agreement announced in April 2003 to acquire up to £1.05bn of mortgage loans from GMAC-RFC. To date £411m of loans have been acquired under that agreement.

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Siobhan Hotten
020 7067 5627

Media Relations Advisers
Tulchan Communications
Katie Macdonald-Smith
020 7353 4200

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	18:12 30 Oct 2003
Number	5218R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Thursday, 30 October 2003 at a price of 314.39p per share.

END

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:23 29 Oct 2003
Number	4617R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Wednesday, 29 October 2003 at a price of 319.47p per share.

END

Company website

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:04 27 Oct 2003
Number	3599R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Monday, 27 October 2003 at a price of 315.69p per share.

END

Company website

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:08 23 Oct 2003
Number	2604R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Thursday, 23 October 2003 at a price of 310.87p per share.

END

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:28 22 Oct 2003
Number	2101R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 300,000 of its ordinary shares on Wednesday, 22 October 2003 at a price of 317.81p per share.

END

Company website

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:11 21 Oct 2003
Number	1537R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 140,000 of its ordinary shares on Tuesday, 21 October 2003 at a price of 324.95p per share.

END

Company website

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Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:39 17 Oct 2003
Number	0601R

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Friday, 17 October 2003 at a price of 324.65p per share.

END

Company website

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:17 14 Oct 2003
Number	9050Q

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Tuesday, 14 October 2003 at a price of 317.40p per share.

END

Company website

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:24 9 Oct 2003
Number	7529Q

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Thursday, 9 October 2003 at a price of 309.69p per share.

END

Company website

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:05 7 Oct 2003
Number	6370Q

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 100,000 of its ordinary shares on Tuesday, 7 October 2003 at a price of 309.76p per share.

END

Company website

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:54 6 Oct 2003
Number	5881Q

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 155,000 of its ordinary shares on Monday, 6 October 2003 at a price of 311.60p per share.

END

Company website